UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TELVUE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01

Series A Convertible Preferred Stock, par value $0.001

(Title of Class of Securities)

87970K108

(CUSIP Number)

John Fell, Treasurer and Controller

TelVue Corporation, 16000 Horizon Way, Suite 500, Mt. Laurel, NJ 08054, (856) 273-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2012

(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87970K108

1.	Name of Reporting Persons H.F. Lenfest
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 126,193,963[1] shares of Common Stock 14,285.714 shares of Series A Convertible Preferred Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 126,193,963[1] shares of Common Stock 14,285.714 shares of Series A Convertible Preferred stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,193,963[1] shares of Common Stock 14,285.714 shares of Series A Convertible Preferred Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 91.9% of the shares of Common Stock 100% of the shares of Series A Convertible Preferred Stock
14.	Type of Reporting Person* IN

1 Includes 14,285,714 shares of Common Stock issuable to the Reporting Person upon conversion of his shares of Series A Convertible Preferred Stock.

Item 1.	Security and Issuer

This statement on Schedule 13D/A constitutes Amendment No. 4 (“Schedule 13D/A”) to the statement on Schedule 13D, dated November 29, 1989, as amended by Amendment No. 1 thereto, dated January 8, 1991, as amended by Amendment No. 2 thereto, dated May 5, 1993 and as amended by Amendment No. 3 thereto dated November 23, 1994, and amends and restates the information presented on this Schedule 13D.  This Schedule 13D/A relates to the Common Stock and Series A Convertible Preferred Stock of TelVue Corporation. (the “Company”).  The principal executive offices of the Company are located at 16000 Horizon Way, Suite 500, Mt. Laurel, NJ 08054.

Item 2.	Identity and Background

This Schedule 13D/A is filed by H.F. Lenfest, an individual (the “Reporting Person”).  The Reporting Person is Chairman of the Board and Director of TelVue Corporation, located at 16000 Horizon Way, Suite 500, Mt. Laurel, NJ 08054.  The Reporting Person’s address is 300 Barr Harbor Drive, Suite 460, West Conshohocken, PA 19428.  Since 2000, the Reporting Person has been the President and Chief Executive Officer of the Lenfest Group, LLC located at 300 Barr Harbor Drive, Suite 460, West Conshohocken, PA 19428.  During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction under which the Reporting Person is or was made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares covered by this Schedule 13D/A were acquired by the Reporting Person pursuant to the terms of that certain Debt Conversion Agreement by and between the Reporting Person and the Company, dated January 11, 2012 and subsequently approved by the stockholders of the Company on March 12, 2012.  Pursuant to the Debt Conversion Agreement, approximately $30.8 million in debt and accrued interest held by the Reporting Person was converted into shares of Common Stock and shares of Series A Convertible Preferred Stock of the Company.  The source of funds that was used to create the approximate $30.8 million in debt and accrued interest was cash from the Reporting Person’s personal funds.  The loans to the Company that created such debt were not made by the Reporting Person with borrowed funds.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the securities of the Company described in this Schedule 13D/A as an investment.  The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

a.

The Reporting Person beneficially owns 126,193,963[1] shares of Common Stock, representing 91.9% of the Company’s outstanding shares of Common Stock.  The Reporting Person beneficially owns 14,285.714 shares of Series A Convertible Preferred Stock, representing 100% of the Company’s outstanding shares of Series A Convertible Preferred Stock.

b.

The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all 126,193,963[1] shares of Common Stock and all 14,285.714 shares of Series A Convertible Preferred Stock which it holds.

c.	None.

d.

No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on herein, other than the Reporting Person, as the direct owner of such shares.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 11, 2012, the Company executed the Debt Conversion Agreement with the Reporting Person who holds nine Line of Credit Notes and a non-interesting bearing note, issued by the Company (together, the “Notes”). Subsequently on March 12, 2012, the stockholders of the Company approved the Debt Conversion Agreement.  The aggregate principal amount of the Notes is $25,941,000, and the Notes had accrued and unpaid interest of $4,921,082, as of March 16, 2012. Pursuant to the Debt Conversion Agreement, the Reporting Person (i) converted $20,941,000 of the principal amount of his Notes, plus all accrued but unpaid interest thereon and any additional interest accrued and unpaid on or before the closing of the Debt Conversion Agreement into shares of the Company’s Common Stock, at a conversion price of $0.35 per share; and (ii) converted $5,000,000 of the principal amount of his Notes into 14,285.714 shares of the Company’s Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock is convertible into shares of the Company’s Common Stock at an initial conversion price of $0.35 per share. Details of the terms and conditions of the Series A Convertible Preferred Stock can be found in the Certificate of Amendment to the Certificate of Incorporation set forth as an exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 -

Debt Conversion Agreement, dated January 11, 2012, by and between TelVue Corporation and H.F. Lenfest, is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2012.

Exhibit 2 -

Certificate of Amendment to the Certificate of Incorporation of  TelVue Corporation, is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 19, 2012

/s/ H. F. Lenfest

H.F. Lenfest